Max Berueffy, Senior Associate Counsel

max.berueffy@protective.com

(205) 268-3581 direct

(205) 268-3597 fax

(800) 866-3555 toll-free

March 1, 2016

VIA E-MAIL AND EDGAR

Ms. Sally Samuel

Disclosure Review Office 3

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

RE:               Post-Effective Amendment to the Registration Statements on Form N-4 for

Protective Values (333-112892)

Protective Values Advantage (333-113070)

Protective Dimensions (333-176657)

Protective Life Insurance Company

Protective Variable Annuity Separate Account

File No. 811-8108

Dear Ms. Samuel:

On behalf of Protective Life Insurance Company (the “Company”), I have enclosed for your convenience a copy of the above-referenced Post-Effective Amendments to the registration statements (the “Registration Statements”) filed with the Securities and Exchange Commission on February 26, 2016.  The Registration Statements were filed under the Securities Act of 1933 (the “Securities Act”) primarily to reflect changes to three variable annuity contracts (the “Contracts”).

For the three Registration Statements mentioned above, the enclosed prospectuses and SAIs are appropriately marked to indicate the changes proposed for May 1, 2016.  These changes include the following:

•                  Each amendment reflects revised purchase payment limitations under the Contracts that apply if the Owner selects a SecurePay rider.  These limitations are effective on March 1, 2016, and are described in a supplement to the current prospectuses filed under Rule 497.  The limitations provide that, if the Owner has selected a SecurePay rider, the Company will not accept any purchase payments received two years or more after the Rider Issue Date.

•                  Each amendment also includes revisions made based on recent SEC comments received on other variable annuity products offered by the Company.

*    *    *

If you have any questions or comments regarding the Registration Statements, or if there is anything that we can do to facilitate the Staff’s review of the Registration Statements, please call the undersigned at (205) 268-3581 or Tom Bisset at (202) 383-0118.  As always, we greatly appreciate the Staff’s efforts in assisting the Company with the filings.

Sincerely,

/s/ Max Berueffy

Max Berueffy
Senior Associate Counsel

Attachment

cc:                                Keith Gregory, Esq.

Thomas Bisset, Esq.